Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited First Quarter 2020 Earnings

Macau, Thursday, May 14, 2020 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class gaming, retail and entertainment resort located in Cotai, Macau, today reported its unaudited financial results for the first quarter of 2020.

Total operating revenues for the first quarter of 2020 were US$37.1 million, as compared to US$151.1 million in the first quarter of 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the temporary casino closure and enhanced quarantine and social distancing measures to mitigate the COVID-19 outbreak in the first quarter of 2020.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$146.7 million and US$348.9 million for the first quarters of 2020 and 2019, respectively.

Studio City’s rolling chip volume was US$1.38 billion for the first quarter of 2020 versus US$2.66 billion in the first quarter of 2019. The rolling chip win rate was 3.31% in the first quarter of 2020 versus 3.34% in the first quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$352.8 million in the first quarter of 2020 compared with US$851.4 million in the first quarter of 2019. The mass market table games hold percentage was 25.9% in the first quarter of 2020 compared to 28.4% in the first quarter of 2019.

Gaming machine handle for the first quarter of 2020 was US$311.1 million, compared with US$560.6 million in the first quarter of 2019. The gaming machine win rate was 3.2% in the first quarter of 2020 compared to 3.3% in the first quarter of 2019.

Total gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$141.2 million and US$258.5 million in the first quarters of 2020 and 2019, respectively.

Revenues from the provision of gaming related services were US$5.5 million and US$90.4 million for the first quarters of 2020 and 2019, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the first quarter of 2020 was US$31.6 million, compared with US$60.7 million for the first quarter of 2019.

Operating loss for the first quarter of 2020 was US$63.4 million, compared with operating income of US$38.5 million in the first quarter of 2019.

Studio City generated negative Adjusted EBITDA(1) of US$18.2 million in the first quarter of 2020, as compared to Adjusted EBITDA of US$84.2 million in the first quarter of 2019. The year-over-year decrease in Adjusted EBITDA was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the first quarter of 2020 was US$70.9 million, compared with net income attributable to Studio City International Holdings Limited of US$2.9 million in the first quarter of 2019. The net loss attributable to participation interest was US$21.3 million in the first quarter of 2020, compared with net income attributable to participation interest of US$0.9 million in the first quarter of 2019.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2020 were US$29.0 million, which mainly included interest expenses, net of amounts capitalized, of US$25.8 million.

Depreciation and amortization costs of US$40.8 million were recorded in the first quarter of 2020 of which US$0.8 million related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended March 31, 2020 referred to in Melco’s earnings release dated May 14, 2020 (“Melco’s earnings release”) is US$8.7 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2020 aggregated US$299.4 million (December 31, 2019: US$327.2 million), including US$43.4 million of restricted cash (December 31, 2019: US$27.9 million). Total debt, net of unamortized deferred financing costs at the end of the first quarter of 2020, was US$1.44 billion (December 31, 2019: US$1.44 billion).

Capital expenditures for the first quarter of 2020 were US$45.0 million.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position and prospects during the second quarter of 2020.

Our operations continue to be impacted by significant travel bans, restrictions and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in China on nearly all visitors traveling to and from Macau. Additionally, health-related precautionary measures remain in place at our property, which could impact visitation and customer spending. In addition, we continue to monitor the impact of COVID-19 on the construction of Studio City Phase 2. Prior to the COVID-19 outbreak, we estimated a construction period of approximately 32 months for Phase 2. With the disruptions from the COVID-19 outbreak, the construction period is likely to extend beyond the estimated approximately 32 months.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class gaming, retail and entertainment resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Operating revenues:
Provision of gaming related services	$5,506	$90,391
Rooms	8,659	20,960
Food and beverage	8,199	17,513
Entertainment	868	6,172
Services fee	8,757	9,052
Mall	4,527	6,382
Retail and other	557	633

Total operating revenues	37,073	151,103

Operating costs and expenses:
Provision of gaming related services	(5,653)	(5,782)
Rooms	(4,414)	(5,638)
Food and beverage	(10,505)	(15,024)
Entertainment	(1,218)	(6,767)
Mall	(1,553)	(2,734)
Retail and other	(365)	(490)
General and administrative	(31,521)	(30,440)
Pre-opening costs	(28)	(2,489)
Amortization of land use right	(832)	(823)
Depreciation and amortization	(39,960)	(42,315)
Property charges and other	(4,405)	(129)

Total operating costs and expenses	(100,454)	(112,631)

Operating (loss) income	(63,381)	38,472

Non-operating income (expenses):
Interest income	391	1,504
Interest expenses, net of amounts capitalized	(25,779)	(34,054)
Loan commitment fees	(104)	(103)
Foreign exchange (losses) gains, net	(3,402)	913
Other (expenses) income, net	(88)	693
Loss on extinguishment of debt	—	(2,995)
Costs associated with debt modification	—	(579)

Total non-operating expenses, net	(28,982)	(34,621)

(Loss) income before income tax	(92,363)	3,851
Income tax credit (expense)	210	(66)

Net (loss) income	(92,153)	3,785
Net loss (income) attributable to participation interest	21,259	(873)

Net (loss) income attributable to Studio City International Holdings Limited	$(70,894)	$2,912

Net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.293)	$0.012

Net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(1.173)	$0.048

Weighted average Class A ordinary shares outstanding used in net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	241,818,016	241,818,016

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$256,056	$299,367
Restricted cash	43,260	27,735
Accounts receivable, net	157	1,397
Amounts due from affiliated companies	14,988	61,990
Inventories	10,211	9,763
Prepaid expenses and other current assets	11,016	14,188

Total current assets	335,688	414,440

Property and equipment, net	2,120,374	2,107,457
Long-term prepayments, deposits and other assets	53,486	57,087
Restricted cash	131	130
Operating lease right-of-use assets	14,282	14,238
Land use right, net	118,588	118,888

Total assets	$2,642,549	$2,712,240

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

Current liabilities:
Accounts payable	$3,194	$3,337
Accrued expenses and other current liabilities	86,596	82,553
Income tax payable	33	33
Amounts due to affiliated companies	15,947	14,248

Total current liabilities	105,770	100,171

Long-term debt, net	1,436,377	1,435,088
Other long-term liabilities	3,767	3,149
Deferred tax liabilities, net	1,250	1,453
Operating lease liabilities, non-current	14,024	13,720

Total liabilities	1,561,188	1,553,581

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 241,818,016 shares issued and outstanding	24	24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	1,655,602	1,655,602
Accumulated other comprehensive income	11,697	269
Accumulated losses	(835,428)	(764,534)

Total shareholders’ equity	831,902	891,368

Participation interest	249,459	267,291

Total shareholders’ equity and participation interest	1,081,361	1,158,659

Total liabilities, shareholders’ equity and participation interest	$2,642,549	$2,712,240

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited to

Adjusted Net (Loss) Income Attributable to Studio City International Holdings Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Net (loss) income attributable to Studio City International Holdings Limited	$(70,894)	$2,912
Pre-opening costs	28	2,489
Property charges and other	4,405	129
Loss on extinguishment of debt	—	2,995
Costs associated with debt modification	—	579
Participation interest impact on adjustments	(1,023)	(1,428)

Adjusted net (loss) income attributable to Studio City International Holdings Limited	$(67,484)	$7,676

Adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.279)	$0.032

Adjusted net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(1.116)	$0.127

Weighted average Class A ordinary shares outstanding used in adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	241,818,016	241,818,016

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Operating (loss) income	$(63,381)	$38,472
Pre-opening costs	28	2,489
Depreciation and amortization	40,792	43,138
Property charges and other	4,405	129

Adjusted EBITDA	$(18,156)	$84,228

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Net (loss) income attributable to Studio City International Holdings Limited	$(70,894)	$2,912
Net (loss) income attributable to participation interest	(21,259)	873

Net (loss) income	(92,153)	3,785
Income tax (credit) expense	(210)	66
Interest and other non-operating expenses, net	28,982	34,621
Property charges and other	4,405	129
Depreciation and amortization	40,792	43,138
Pre-opening costs	28	2,489

Adjusted EBITDA	$(18,156)	$84,228

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2020	2019
Room Statistics(3):
Average daily rate (4)	$137	$134
Occupancy per available room	43%	100%
Revenue per available room (5)	$58	$133

Other Information(6):
Average number of table games	252	294
Average number of gaming machines	747	974
Table games win per unit per day (7)	$7,051	$12,507
Gaming machines win per unit per day (8)	$174	$211

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three months ended March 31, 2020 due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games and gaming machines that were not in operation during the three months ended March 31, 2020 due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis